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                          September 7, 2022

       Silviu Itescu
       Managing Director and Chief Executive Officer
       Mesoblast Ltd.
       505 Fifth Avenue, Third Floor
       New York, NY 10017

                                                        Re: Mesoblast Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 31,
2022
                                                            File No. 333-267175

       Dear Dr. Itescu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew Reilly, Esq.